

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

Via U.S. Mail
Daro Blankenship
President and Chief Executive Officer
Vadda Energy Corporation
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067

> **Re:** **Vadda Energy Corporation**
> **Registration Statement on Form 10**
> **Filed July 5, 2011**
> **File No. 0-28171**

Dear Mr. Blankenship:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Lawrence B. Mandala
        Munck Carter